

17008670

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT SEC
FORM X-17A-5
PART III

Mail Processing
Section

FFB 2 3 2017

SEC FILE NUMBER
8-67487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **12/31/2016**

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roundtable Capital Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

280 Park Avenue 22nd Floor - East
(No. and Street)

New York   NY   10017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Caitlin Reynolds (212) 488-7454

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Caitlin Reynolds _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Roundtable Capital Services LLC _____, as

of December 31 _____, 20 16 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

MILLIE ROBINSON
NOTARY PUBLIC
STATE OF NEW YORK
NO. 01RO6338439
QUALIFIED IN NEW YORK COUNTY
COMM. EXPIRES ON 03-14-2020

_____
Signature

Chief Financial Officer
_____
Title

Millie Robinson / 2/27/2017
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROUNDTABLE CAPITAL SERVICES LLC
(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)

Table of Contents

ROUNDTABLE CAPITAL SERVICES LLC
(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets

Cash	$	302,840
Due from affiliates		65,414
Prepaid regulatory fees and other		53,563
Total assets		421,817

Liabilities & Equity

Professional fees payable	$	56,021
Total liabilities		56,021
Total member's equity		365,796
Total liabilities and member's equity	$	421,817

ROUNDTABLE CAPITAL SERVICES LLC
(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. Organization

Roundtable Capital Services LLC (the "Company"), was formed under the laws of the State of Delaware on July 11, 2006 and commenced operations on April 1, 2007. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is in the following investment banking activities: (1) the provision of corporate financial advisory services to public and private companies; (2) assisting issuers in private placements on a best efforts, agency basis; and (3) identifying potential investments for institutions and high net worth individuals in public or private companies or private investment funds.

The Company is a wholly-owned subsidiary of Roundtable Wealth Management LP ("RWM") and an indirectly wholly-owned subsidiary of Roundtable Investment Partners LLC; and shall continue indefinitely unless its sole member elects to terminate the Company in accordance with the provisions of the Company's limited liability company agreement (the "LLC Agreement").

Capitalized terms are as defined in the LLC Agreement of the Company unless otherwise defined herein.

2. Significant Accounting Policies

Basis of Accounting
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Income and Expense Recognition
Interest is recognized as earned. Income generated in assisting issuers in private placements is recognized when received. Expenses are recorded on an accrual basis as incurred.

Cash
At December 31, 2016, all cash was held at two institutions. The amount held at the institutions may be in excess of limits insured by the Federal Deposit Insurance Corporation ("FDIC").

3. Related Party Transactions

The Company has an expense sharing agreement whereby RWM and the Company share common expenses incurred in operating the companies, such as compensation and benefits, rent, office equipment and other general office expenses. Under this agreement, RWM pays for the costs incurred and allocates these costs to the Company based on usage. The expenses allocated to the Company are reported on the Statement of Operations with related payables reported as Due From/To Affiliates on the Statement of Financial Condition. As a result of the agreement between the Company and RWM, the results of operations reported on the Statement of Operations may have been different had the Company operated on a stand-alone basis. For the year ended December 31, 2016, the total expenses charged by the related party were $1,092,890 and are included in the relevant expense categories on the Statement of Operations. Due from affiliates of $65,414 which is included on the Statement of Financial Condition relates to revenue earned in excess of those expenses charged by RWM.

The Company may require financial support to continue its operations and meet its financial obligations for the foreseeable future. Roundtable Investments Partners LLC has agreed to provide such support for at least one year from the date of issuance of these financial statements, if needed.

4. Income Taxes

The Company is treated as a disregarded entity for U.S. tax purposes and does not file federal, state, or local tax returns as the individual owner is responsible for such payments. Accordingly, no provision has been made for U.S. federal, state or local income taxes in the accompanying financial statements. RWM files federal, various state and New York City tax returns that include the activity from the Company in its operations, and as of December 31, 2016, the earliest tax period that remains subject to examination by the major tax jurisdictions under the statute of limitations for RWM is 2013. Income tax liabilities may be incurred by the Company should it cease to be wholly-owned by RWM.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2016

4. Income Taxes (Continued)

At December 31, 2016, there were no uncertain tax positions required to be accrued in accordance with the criteria set forth in Financial Accounting Standard Boards ("FASB") Accounting Standard Codification ("ASC") 740, Income Taxes.

5. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires that it maintain minimum net capital, as defined, of either $5,000 or 6.67% of aggregate indebtedness, whichever is greater. At December 31, 2016, the Company had net capital of $246,819 which was $241,819 in excess of its statutory requirement of $5,000.

The company claims an exemption from SEC Rule 15c3-3 pursuant to the exemptive provisions under subparagraphs (k)(2)(i).

6. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on the Company's experience, the Company believes that its risk of loss is remote.

7. Subsequent Events

The Company has evaluated the subsequent events through February 24, 2017, the date these financial statements were able to be issued and has noted that there have been no significant subsequent events requiring adjustment or disclosure within these financial statements.

Roundtable Capital Services LLC
(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)
Statement of Financial Condition

For the Year Ended December 31, 2016



ROUNDTABLE